UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(D)(4) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

ANALEX CORPORATION

(Name of Subject Company)

ANALEX CORPORATION

(Name of Person Filing Statement)

COMMON STOCK, PAR VALUE $0.02 PER SHARE

(Title of Class of Securities)

032653107

(CUSIP Number of Class of Securities)

Sterling E. Phillips, Jr.

Chairman and Chief Executive Officer

Analex Corporation

2677 Prosperity Avenue

Suite 400

Fairfax, Virginia 22031

(703) 852-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications on Behalf of the Person Filing Statement)

With a Copy to:

Stuart A. Barr, Esq.

John B. Beckman, Esq.

Hogan & Hartson L.L.P.

555 13th Street, N.W.

Washington, D.C. 20004

(202) 637-5600

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 originally filed by Analex Corporation (“Analex”) relating to the offer by Apollo Merger Sub Inc., a Delaware corporation (“Merger Sub”) and a wholly owned subsidiary of QinetiQ North America Operations LLC, a Delaware limited liability company (“Parent”), to purchase all of the issued and outstanding shares of Analex’s common stock, par value $0.02 per share, at a purchase price of $3.70 per share, net to seller in cash, without interest (subject to applicable withholding taxes), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 30, 2007 (the “Offer to Purchase”) and in the related Letter of Transmittal (which, together with any amendments or supplements to the Offer to Purchase and the Letter of Transmittal, collectively constitute the “Offer”). Parent and Merger Sub are indirect subsidiaries of QinetiQ Group plc (“QinetiQ”), a publicly-traded international defense and security technology company organized under the laws of England and Wales. The Offer is described in a Tender Offer Statement on Schedule TO, filed by Parent and Merger Sub with the Securities and Exchange Commission on January 30, 2007. Except as otherwise indicated, the information set forth in the original Schedule 14D-9 remains unchanged.

ITEM 8.	ADDITIONAL INFORMATION.

Item 8 is hereby supplemented by adding the following text to the end of Item 8:

Extension of the Expiration Date

On February 28, 2007, Analex issued a press release announcing that Merger Sub has extended the Expiration Date for the Offer until midnight, New York City time, on Monday, March 12, 2007. A copy of the press release is filed as Exhibit (a)(5)(A) to this Statement and is hereby incorporated herein by reference.

ITEM 9.	MATERIAL TO BE FILED AS EXHIBITS.

Item 9 is hereby supplemented by adding the following additional exhibit:

Exhibit No.	Description

(a)(5)(A)	Press release of Analex Corporation dated February 28, 2007.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 28, 2007	ANALEX CORPORATION

	By:	/s/ Sterling E. Phillips, Jr.
Sterling E. Phillips, Jr.
Chairman and Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated January 30, 2007 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO filed by Parent on January 30, 2007).*

(a)(1)(B)	Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO filed by Parent on January 30, 2007).*

(a)(1)(C)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO filed by Parent on January 30, 2007).*

(a)(1)(D)	Form of Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO filed by Parent on January 30, 2007 ).*

(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO filed by Parent on January 30, 2007).*

(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 (incorporated by reference to Exhibit (a)(1)(F) to the Schedule TO filed by Parent on January 30, 2007).*

(a)(1)(G)	Summary advertisement published January 30, 2007 in the New York Times (incorporated by reference to Exhibit (a)(1)(K) to the Schedule TO filed by Parent on January 30, 2007).*

(a)(1)(H)	Letter to Stockholders from Sterling E. Phillips, Jr., Chief Executive Officer of Analex and Chairman of the Board.*

(a)(1)(I)	Opinion of BB&T, Inc., dated January 18, 2007 (included as Annex A to the Schedule 14D-9).*

(a)(1)(J)	Opinion of Raymond James & Associates, Inc., dated January 18, 2007 (included as Annex B to the Schedule 14D-9).*

(a)(5)(A)	Press release of Analex Corporation dated February 28, 2007.

(e)(1)	Agreement and Plan of Merger dated January 20, 2007 among Analex Corporation, Parent and Merger Sub (incorporated by reference to the Form 8-K filed by Analex on January 24, 2007).*

(e)(2)	Conversion, Tender and Voting Agreement dated January 20, 2007 among Analex Corporation, Parent, Merger Sub, New York Life Capital Partners II, L.P., General Electric Pension Trust, Pequot Private Equity Fund III, L.P. and Pequot Offshore Private Equity Partners III, L.P. (incorporated by reference to the Form 8-K filed by Analex on January 24, 2007).*

(e)(3)	Analex Corporation Information Statement (included as Annex C to the Schedule 14D-9).*

*	Previously filed.